Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-________) and related Prospectus of Public Storage, Inc. to be filed on July 31, 2006 for the registration of its common stock, preferred stock, equity stock, depository shares, warrants and debt securities, and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated financial statements and schedule of Public Storage, Inc., Public Storage, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Public Storage, Inc., included in its Annual Report (Form 10-K), as amended, for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

July 28, 2006